Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-196886
August 24, 2016

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

On August 19, 2016, an article including statements made by C. Allan Swaringen, the President and Chief Executive Officer of Jones Lang LaSalle Income Property Trust, Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”), was posted on InvestmentNews.com, a financial news, data and research website for financial advisors. We became aware that the article had been posted on InvestmentNews.com on August 19, 2016. The article, including the statements made, is set forth below.

InvestmentNews.com is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the interview or any other matter published or made available by InvestmentNews.com. The interview should not be considered offering material in connection with our continuous public offering of common stock.

Real estate valuations likely to cap REIT returns - Sales of nontraded REITs have fallen off a cliff as the brokerage industry struggles to adapt to new regulations
Aug 19, 2016 @ 10:10 am, By Bruce Kelly
For years, brokers have been selling high commission, nontraded real estate investment trusts with the promise of high dividend yields of 6% and 7% annually. That eye-popping dividend rate was the key element to advisers' successful marketing of the illiquid REITs; in the eyes of investors, heady returns justified the steep sales commission of 7% paid to the broker.
And with interest rates at historic lows since the financial crisis, investors have chased yield and gobbled up alternative investments such as nontraded REITs, which had a record $20 billion in sales in 2013.
As InvestmentNews readers know, sales of nontraded REITs have fallen off a cliff as the brokerage industry struggles to adapt to new regulations. Equity raised is estimated to be no more than $6 billion this year, or just 30% of the total three years ago. But a look at the commercial real estate market reveals that the nontraded REIT industry is facing a bigger hurdle than regulators from the Department of Labor or the Financial Industry Regulatory Authority Inc. breathing down its neck.
Today's record high cost of commercial real estate will make it even more difficult for nontraded REIT sponsors to launch new products and for brokers to sell them. Indeed, brokers who sell nontraded REITs for a living can say good-bye to the product's most important marketing tool: promising clients annual returns of 6% and 7%.
REIT sponsors seem aware of the difficulties they are facing in generating heady returns. Inland Real Estate Investment Corp. this month said it was eliminating all real estate-related transaction fees for its current and future nontraded REITs. That's a good first step. Other sponsors reportedly have made similar moves.

NO PROMISES
And when private equity and alternative investment giant Blackstone Group registered its first nontraded REIT this month with the Securities and Exchange Commission, the company made no promises about the yield it would deliver. It simply said the REIT's board would decide on an appropriate yield after the company started to invest in real estate. Blackstone's move flies in the face of standard nontraded REIT pitches, which promote an ability to deliver high yields even before one dollar of investor money is used to buy real estate.
Cap rates, a key valuation measure for real estate, have decreased dramatically since the credit crisis, while valuations of quality properties have increased. That means commercial real estate is simply too pricey to generate the promised returns brokers need to pitch nontraded REITs to clients.
“I don't know what secret sauce the nontraded REIT world has to engineer a 6% or 7% yield,” said Allan Swaringen, president and CEO of JLL Income Property Trust, a nontraded REIT. “I don't think it's sustainable.”
“The math of these programs is much more challenging today,” he said. “Cap rates are lower and I think the dividend yields have to come down. The publicly traded REIT market is paying a 3.5% dividend yield, on average.”
IMPORTANT METRIC
“I run a nontraded REIT,” Mr. Swaringen said. “Our current distribution is 4%, and we've covered it from Day One. We probably have one of the lower dividends in the universe but have one of the best coverage ratios.”
That ratio, a REIT's cash flow versus its dividend, or distribution, is one of the most important metrics for investing in nontraded REITs, which often resort to returning investor cash to pay for or cover the 6% or 7% dividend. Any return of investor money diminishes the REIT's ability to perform in the long term.
“If the underlying asset is generating cash flow of 5%, even with low interest rates you can't engineer a 7% yield, and that's even if a REIT reduced certain fees,” he said.
In late 2008 and early 2009, cap rates averaged 9% but have fallen since and currently average 5.1%, according to Cedrik Lachance, director of U.S. REIT research for Green Street Advisors.
“We are at basically all-time lows in cap rates in virtually every sector except for hotels,” Mr. Lachance said. “But in most core property sectors, sectors that attract nontraded REITS, we are at all-time lows. And record low cap rates mean the total returns that you can expect from real estate bought today are lower and sometimes materially lower than real estate bought in the past five to 10 years.”
In other words, nontraded REIT sponsors and advisers who sell them can say au revoir to the product's most important marketing component: the promise of generating annual returns of 6% or 7% to yield-starved investors.
Of course, REIT sponsors could simply increase borrowing against the REIT's assets and lever up in order to generate a 6% or 7% yield.

But broker-dealer executives are increasingly squeamish of selling highly levered REITs. Such REITs turned to poison after the commercial real estate collapse of 2007 and 2008. Dividends in highly levered REITs were slashed and multibillion-dollar REITs saw valuations decline by 20%, 30% or even 50%. Incensed clients sued, increasing litigation costs for broker-dealers that sell nontraded REITs, many of which already operate on razor-thin margins.
This time around, let's hope the nontraded REIT industry comes up with a better solution. Advisers need to sell sustainable real estate products that produce income for clients and stay away from junk.

Clarifications

We believe that the following information contained in the article is appropriate to clarify:

1.
The article includes the following quotation attributed to Mr. Swaringen: “Our current distribution is 4%, and we've covered it from Day One.” In discussing our dividend coverage in our prospectus, the following statement can be found on page 118: From our inception in 2004 to December 31, 2015, we paid cumulative distributions of $134.0 million, compared with our cumulative FFO of $251.4 million for the same period.

Jones Lang LaSalle Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Jones Lang LaSalle Income Property Trust, Inc. has filed with the SEC for more complete information about Jones Lang LaSalle Income Property Trust, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Jones Lang LaSalle Income Property Trust, Inc., the dealer manager for Jones Lang LaSalle Income Property Trust, Inc.’s offering or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.